UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2014

Commission File Number:  1-35123

GOLAR LNG PARTNERS LP
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 8,
Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒.

GOLAR LNG PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2014

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $, except per unit amounts)	2014	2013	2014	2013
Total operating revenues	104,505	87,633	293,782	240,859

Vessel operating expenses (1)	14,326	12,575	44,654	39,775
Voyage and commission expenses	2,475	736	5,198	3,948
Administrative expenses (2)	1,486	1,020	4,272	3,614
Depreciation and amortization	20,828	17,485	58,371	48,150
Total operating expenses	39,115	31,816	112,495	95,487

Operating income	65,390	55,817	181,287	145,372

Financial income/(expenses)
Interest income	279	266	856	798
Interest expense (3)	(11,377)	(11,381)	(32,549)	(32,350)
Other financial items (see note 5)	145	(4,097)	(14,054)	(3,132)
Net financial expenses	(10,953)	(15,212)	(45,747)	(34,684)

Income before tax	54,437	40,605	135,540	110,688
Taxes (see note 6)	15,116	(2,599)	9,724	(9,753)
Net income	69,553	38,006	145,264	100,935
Less: Net income attributable to non-controlling interests	(2,623)	(2,627)	(7,832)	(7,271)
Net income attributable to Golar LNG Partners LP Owners	66,930	35,379	137,432	93,664

Earnings per unit (See note 13):
Common unit (basic and diluted)	$0.81	$0.62	$1.91	$1.60

Cash distributions declared and paid per unit in the period (See note 13):	$0.55	$0.52	$1.60	$1.53

_______________________________
(1) This includes related party ship management fee recharges of $2.0 million and $2.1 million for the three months ended September 30, 2014 and 2013, respectively, and $5.8 million and $5.6 million for the nine months ended September 30, 2014 and 2013, respectively. See note 11.
(2) This includes related party management and administrative fee recharges of $0.8 million and $0.5 million for the three months ended September 30, 2014 and 2013, respectively, and $2.2 million and $1.8 million of the nine months ended September 30, 2014 and 2013. See note 11.
(3) This includes related party interest expense of $nil and $0.9 million for the three months ended September 30, 2014 and 2013, respectively, and $nil and $2.0 million for the nine months ended September 30, 2014 and 2013, respectively. See note 11.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2014	2013	2014	2013
Net income	69,553	38,006	145,264	100,935
Other comprehensive income:
Unrealized net gain / (loss) on qualifying cash flow hedging instruments (1)	2,677	(1,584)	350	5,775
Other comprehensive income / (loss)	2,677	(1,584)	350	5,775
Comprehensive income	72,230	36,422	145,614	106,710
Comprehensive income attributable to:
Partners' capital in Golar LNG Partners LP	69,607	33,795	137,782	99,439
Non-controlling interest	2,623	2,627	7,832	7,271

(1) Included in the change in of unrealized net gain/(loss) on quantifying cash flow hedging instruments for the three and nine months ended September 30, 2014 is a loss of $1.2 million (2013: $nil) reclassified out of accumulated other comprehensive income to the Statement of Operations affecting line item "Other financial items".

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
(in thousands of $)	2014	2013
ASSETS
Current
Cash and cash equivalents	57,151	103,100
Restricted cash and short-term investments	24,823	24,451
Other current assets	19,252	7,743
Inventories	91	1,085
Total Current Assets	101,317	136,379
Non-current
Restricted cash	142,790	145,725
Vessels and equipment and vessels under capital leases, net (see note 7)	1,666,175	1,409,284
Other long-term assets	29,804	29,831
Total Assets	1,940,086	1,721,219

LIABILITIES AND EQUITY
Current
Short-term debt due to related parties (see note 8)	20,000	—
Current portion of long-term debt (see note 8)	120,596	156,363
Other current liabilities	93,767	78,720
Amounts due to related parties	11,723	5,989
Total Current Liabilities	246,086	241,072
Non-current
Long-term debt (see note 8)	919,049	733,108
Obligations under capital leases (see note 9)	156,337	159,008
Other long-term liabilities	17,436	17,904
Total Liabilities	1,338,908	1,151,092
Equity
Partners' capital:
Common unitholders	490,461	475,610
Subordinated unitholders	11,936	6,900
General partner interest	33,156	19,234
Total Partners' capital	535,553	501,744
Accumulated other comprehensive loss	(2,044)	(2,394)
	533,509	499,350
Non-controlling interest	67,669	70,777
Total equity	601,178	570,127
Total liabilities and equity	1,940,086	1,721,219

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,
(in thousands of $)	2014	2013
OPERATING ACTIVITIES
Net income	145,264	100,935
Adjustments to reconcile net income to net cash provided by operating activities:	58
Depreciation and amortization	58,371	48,150
Amortization of deferred charges	2,847	4,943
Drydocking expenditure	(2,468)	(48,832)
Unrealized foreign exchange gains	(526)	(7,637)
Interest element included in obligations under capital leases	818	174
Recognition of foreign tax losses	(11,832)	—
Change in assets and liabilities, net of effects from purchase of subsidiaries:
Trade accounts receivable	(899)	(5,815)
Inventories	1,004	(845)
Prepaid expenses, accrued income and other assets	7,850	(3,614)
Amount due to/from related companies	5,795	4,244
Trade accounts payable	1,204	(1,728)
Accrued expenses	(2,201)	3,442
Other current liabilities	353	4,854
Net cash provided by operating activities	205,580	98,271

INVESTING ACTIVITIES
Additions to vessels and equipment	(1,293)	(15,980)
Acquisition of subsidiaries (net of cash acquired) (1)	(155,319)	(117,517)
Restricted cash and short-term investments	(360)	51,464
Net cash used in investing activities	(156,972)	(82,033)

FINANCING ACTIVITIES
Proceeds from issuance of equity, net of issue costs	—	130,244
Proceeds from short-term debt due to a related party	20,000	20,000
Proceeds from long-term debt	75,000	230,000
Repayments of obligations under capital leases	(41)	(2,365)
Payment in connection with lease terminations (see note 9)	—	(250,980)
Repayments of long-term debt	(74,296)	(60,698)
Non-controlling interest dividend	(10,940)	(5,597)
Cash distributions paid	(104,073)	(88,698)
Financing costs paid	(207)	(4,639)
Net cash used in financing activities	(94,557)	(32,733)

Net decrease in cash and cash equivalents	(45,949)	(16,495)
Cash and cash equivalents at beginning of period	103,100	66,327
Cash and cash equivalents at end of period	57,151	49,832
____________________________________
(1) In addition to the cash consideration paid for the acquisition of the Golar Igloo in 2014, there were non-cash considerations including assumption of bank debt of $161.3 million and other purchase price adjustments of $3.6 million and interest rate swap asset of $3.6 million (see note 7). A total of $7.2 million in additional purchase price adjustment and the assumption of interest rate swap asset relating to the acquisition of the Golar Igloo was paid in July 2014. In addition to the cash consideration paid for the acquisition of the Golar Maria in 2013, there were non-cash considerations including assumption of bank debt of $89.5 million, interest rate swap liability of $3.1 million and other purchase price adjustments of $5.5 million (see note 7). The net amount of $2.4 million relating to the Golar Maria's other purchase price adjustments and assumed interest rate swap liability was paid in December 2013.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

(in thousands of $)	Partners' capital			Accumulated Other Comprehensive Income (Loss)	Total Before Non-Controlling Interest	Non-Controlling Interest	Total Equity
	Common Units	Sub-ordinated Units	General Partner
Consolidated balance at December 31, 2012	169,515	3,713	5,447	(8,989)	169,686	71,858	241,544
Net income	63,214	25,212	5,238	—	93,664	7,271	100,935
Other comprehensive gain	—	—	—	5,775	5,775	—	5,775
Cash distributions (1)	(59,903)	(24,403)	(4,392)	—	(88,698)	—	(88,698)
Non-controlling interest dividend	—	—	—	—	—	(5,597)	(5,597)
Net proceeds from issuance of common units	127,639	—	2,605	—	130,244	—	130,244
Contribution to equity (see note 8)	20,640	—	421	—	21,061	—	21,061

Consolidated balance at September 30, 2013	321,105	4,522	9,319	(3,214)	331,732	73,532	405,264

(in thousands of $)	Partners' capital			Accumulated Other Comprehensive Income (Loss)	Total Before Non-Controlling Interest	Non-Controlling Interest	Total Equity
	Common Units	Sub-ordinated Units	General Partner
Consolidated balance at December 31, 2013	475,610	6,900	19,234	(2,394)	499,350	70,777	570,127
Net income	85,987	30,035	21,410	—	137,432	7,832	145,264
Other comprehensive gain (2)	—	—	—	350	350	—	350
Cash distributions (1)	(71,576)	(24,999)	(7,498)	—	(104,073)	—	(104,073)
Non-controlling interest dividend	—	—	—	—	—	(10,940)	(10,940)
Contribution to equity	440	—	10	—	450	—	450

Consolidated balance at September 30, 2014	490,461	11,936	33,156	(2,044)	533,509	67,669	601,178
__________________________________

(1) This includes cash distributions to Incentive Distribution Rights ("IDRs") holders for the nine months ended September 30, 2014 and 2013 of $3.9 million and $2.7 million, respectively.
(2) Included in the change in unrealized net gain on quantifying cash flow hedging instruments for the three and nine months ended September 30, 2014 is a loss of $1.2 million (2013: $nil) reclassified out of accumulated other comprehensive income to the Statement of Operations affecting line item "Other financial items".

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
Notes to Unaudited Condensed Consolidated Financial Statements

1.                                      GENERAL

Golar LNG Partners LP (the "Partnership," "we," "our," or "us") is a publicly traded Marshall Islands limited partnership initially formed as a subsidiary of Golar LNG Limited ("Golar") in September 2007, to own and operate liquefied natural gas ("LNG") carriers and floating storage regasification units ("FSRUs") under long-term charters. As of September 30, 2014, we have a fleet of four LNG carriers and five FSRUs.

2.                                      ACCOUNTING POLICIES

Basis of accounting

The accompanying condensed consolidated interim financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include all of the information and disclosures required under U.S. GAAP for complete financial statements. Therefore, these condensed consolidated interim financial statements should be read in conjunction with our audited consolidated and combined carve-out financial statements for the year ended December 31, 2013, which are included in our Annual Report on Form 20-F.

Under the First Amended and Restated Agreement of Limited Partnership of the Partnership (the "Partnership Agreement"), our general partner ("Golar") has irrevocably delegated to our board of directors the power to oversee and direct the operations of, and to manage and determine the strategies and policies of the Partnership. During the period from our initial public offering ("IPO") in April 2011 until the time of our first annual general meeting ("AGM") on December 13, 2012, Golar retained the sole power to appoint, remove and replace all members of our board of directors. From the first AGM, four of the seven board members became electable by the common unitholders and accordingly, from this date, Golar no longer retains the power to control the board of directors and, hence, the Partnership. As a result, we are no longer considered to be under common control with Golar and as a consequence, from this date, we no longer accounted for vessel acquisitions from Golar as transfer of equity interests between entities under common control.

In February 2013 and March 2014, we acquired from Golar 100% interests in the subsidiaries that own and operate the LNG carrier, the Golar Maria, and the FSRU, the Golar Igloo, respectively. Accordingly, the results of the Golar Maria and the Golar Igloo are consolidated into our results from the date of their acquisition. There has been no retroactive restatement of our financial statements to reflect the historical results of the Golar Maria and the Golar Igloo prior to their acquisition.

Significant accounting policies

The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those followed in the preparation of our audited consolidated and combined carve-out financial statements for the year ended December 31, 2013.

3.                                      RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting pronouncements to be adopted

In August 2014, the FASB issued guidance (reference 2014-16) for presentation of financial statement - going concern. The amendments in this update provide guidance in GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued and to provide related footnote disclosures. The amendments are effective for the annual period ending after December 15, 2016, and for annual periods and interim period thereafter. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

4.                                      SEGMENTAL INFORMATION

We have not presented segmental information as we consider that we operate in one reportable segment that is regularly reviewed by the chief operating decision makers, the LNG market. During the three and nine months ended ended September 30, 2014, our fleet operated under time charters with seven charterers, Petrobras, Dubai Supply Authority ("DUSUP"), Pertamina, PT Nusantara Regas ("PTNR"), BG Group plc, Eni SpA and Kuwait National Petroleum Company ("KNPC"). Under time charters, the charterer, not us, controls the choice of which routes our vessel will serve. These routes can be worldwide, as determined by the charterers, except for our FSRUs which operate at specific locations. Accordingly, our management, including the chief operating decision makers, does not evaluate our performance either according to customer or geographical region.

For the three and nine months ended September 30, 2014 and 2013, revenues from the following customers accounted for over 10% of our consolidated revenues:

	Three months ended September 30,				Nine months ended September 30,
(in thousands of $)	2014		2013		2014		2013
Petrobras	25,547	24%	25,385	29%	74,816	25%	61,178	25%
DUSUP	12,432	12%	12,105	14%	36,249	12%	35,923	15%
Pertamina	10,898	10%	9,551	11%	30,692	10%	27,595	11%
BG Group plc	17,483	17%	17,448	20%	51,401	17%	49,029	20%
PTNR	16,533	16%	16,505	19%	49,812	17%	48,974	20%
KNPC	14,252	14%	—	—%	28,968	10%	—	—%

Geographic segment data

The following geographical data presents our revenues and fixed assets with respect only to our FSRUs, operating under long-term charters, at specific locations. LNG carriers operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

Revenues	Three months ended September 30		Nine months ended September 30
(in thousands of $)	2014	2013	2014	2013

Brazil	25,547	25,385	74,816	61,178
United Arab Emirates	12,432	12,105	36,249	35,923
Indonesia	16,533	16,505	49,812	48,974
Kuwait	14,252	—	28,968	—

Fixed assets	September 30,	December 31,
(in thousands of $)	2014	2013

Brazil	397,777	413,967
United Arab Emirates	135,556	142,757
Indonesia	223,170	233,734
Kuwait	307,034	—

5.                                      OTHER FINANCIAL ITEMS

Other financial items are comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2014	2013	2014	2013
Amortization of deferred financing costs	(996)	(868)	(2,847)	(4,943)
Unrealized (mark-to-market) gains (losses) for interest rate swaps	4,190	(239)	(935)	6,856
Interest expense on un-designated interest rate swaps	(3,006)	(2,187)	(9,153)	(5,438)
Mark-to-market adjustment for currency swap derivatives	—	—	—	(4,839)
Foreign exchange gain (loss) on capital lease obligations and related restricted cash	626	(298)	527	7,286
Foreign exchange losses on operations	(336)	(186)	(603)	(230)
Other	(333)	(319)	(1,043)	(1,824)
	145	(4,097)	(14,054)	(3,132)

6. TAXATION

During the three and nine months ended September 30, 2014 , we recognized a $15.1 million and $9.7 million of net tax benefit, respectively. The net tax benefit for these periods principally related to the recognition of certain historical tax positions related to foreign tax net operating losses that due to previous uncertainty as to realization, were not recognized until the current period. The historical foreign net operating losses relating to these positions recognized in the current period were $11.8 million for both the three and nine month periods ended September 30, 2014.

As of September 30, 2014, $5.3 million of foreign tax net operating losses were not recognized due to continued uncertainty of realization.

7.     ACQUISITIONS

We acquired from Golar equity interests in certain subsidiaries which own and operate the Golar Igloo and the Golar Maria on March 28, 2014 and February 7, 2013 respectively.

Our Board of Directors (the "Board") and the Conflicts Committee of the Board (the "Conflicts Committee") approved the purchase price for each transaction. The Conflicts Committee retained a financial advisor to assist the evaluation of each transaction. The details of each transaction are as follows:

	Provisional	Final
	Golar Igloo	Golar Maria
(in thousands of $)	March 28, 2014	February 7, 2013
Purchase consideration (1)	156,001	127,910
Less: Fair value of net assets (liabilities) acquired:
Vessel and equipment including allocation to charter (if applicable)	310,000	215,000
Fair value of interest rate swap asset (liability)	3,636	(3,096)
Long-term debt	(161,270)	(89,525)
Cash	682	7,981
Others	2,953	(2,450)
Subtotal	(156,001)	(127,910)
Difference between the purchase price and fair value of net assets acquired	—	—

______________________________________

(1) The purchase consideration comprises the following:

(in thousands of $)	Golar Igloo	Golar Maria
Cash consideration paid to Golar	148,730	125,500
Adjustment for the interest rate swap asset (liability) assumed	3,636	(3,096)
Purchase price adjustments	3,635	5,506
	156,001	127,910

Golar Igloo

On March 28, 2014, we acquired Golar's 100% interest in the company that owns and operates the FSRU, the Golar Igloo pursuant to a Purchase, Sale and Contribution Agreement that we entered into on December 5, 2013. The purchase consideration was $310.0 million less the assumed bank debt of $161.3 million, plus the fair value of the interest rate swap asset of $3.6 million and other purchase price adjustments of $3.6 million. The Golar Igloo was delivered to its current charterer, KNPC, the national oil refining company of Kuwait in March 2014 under a charter expiring in December 2018. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition. We are in the process of finalizing the accounting for the acquisition of the Golar Igloo and amounts shown as fair value allocation are provisional.

Revenue and profit contributions

The Golar Igloo contributed revenues of $29.0 million and net income of $16.6 million to the financial results for the period from March 28, 2014 to September 30, 2014.

The table below shows our summarized consolidated pro forma financial information for the nine months ended September 30, 2014, giving effect to our acquisition of the Golar Igloo as if it had taken place on January 1, 2014.

(in thousands of $, except per unit data)	Nine Months Ended September 30, 2014
Revenues	297,965
Net income	138,377
Earnings per unit (basic and diluted):
Common unitholders	$1.92

The Golar Igloo was under construction and not operational during the nine months ended September 30, 2013. As a result, we have evaluated that had the acquisition been consummated as of January 1, 2013, Golar Igloo's pro forma revenue and net income effect for the nine months ended September 30, 2013 would be immaterial and thus, have not been presented here.

Golar Maria

On February 7, 2013, we acquired Golar's 100% interest in the company that owns and operates the LNG carrier, the Golar Maria. The purchase consideration was $215 million, less the assumed bank debt of $89.5 million and the fair value of the interest rate swap liability of $3.1 million, plus other purchase price adjustments of $5.5 million. The Golar Maria was delivered to its current charterer, LNG Shipping S.p.A., a subsidiary of Eni Spa in November 2012 under a charter expiring in December 2017.

Revenue and profit contributions

The Golar Maria contributed revenues of $18.2 million and net income of $9.6 million for the period from February 7, 2013 to September 30, 2013.

The table below shows comparative summarized consolidated pro forma financial information for the nine months ended September 30, 2013 and 2012, giving effect to our acquisition of the Golar Maria as if it had taken place on January 1, 2012.

(in thousands of $, except per unit data)	Nine Months Period Ended September 30, 2013	Nine Months Period Ended September 30, 2012
Revenues	243,819	216,485
Net income	102,504	100,393
Earnings per unit (basic and diluted):
Common unitholders	$1.64	$1.80

8. Debt

As of September 30, 2014 and December 31, 2013, we had total long-term debt outstanding of $1,039.6 million and $889.5 million, respectively. In March 2014, we assumed bank debt of $161.3 million upon the acquisition of the Golar Igloo. For the nine months ended September 30, 2014, we drew down $20.0 million from our revolving Sponsor credit facility with Golar and $75.0 million from our other revolving facilities. The Sponsor credit facility is unsecured, interest free and repayable in April 2015.

Golar Maria debt

As of September 30, 2014, we had $80.8 million of borrowing outstanding under this facility which matures in December 2014. In November 2014, we entered into an agreed term sheet with the lenders to extend the facility by 12 months from its original maturity date. We expect to finalize the extension agreement for this facility before its maturity date.

Golar Igloo debt

The Golar Igloo debt originally formed part of Golar's $1.125 billion facility to fund eight of its newbuildings. The portion of the debt secured against the Golar Igloo was assumed by us upon our acquisition of the vessel from Golar in March 2014. The amount drawn down under the original facility and the balance outstanding at the date of acquisition was $161.3 million. The Golar Igloo debt bears interest at LIBOR plus a margin. The debt is divided into three tranches, with the following general terms, in line with the original facility:

Tranche	Proportion of debt	Term of loan	Repayment terms
K-Sure	40%	12 years	Semi-annual installments
KEXIM	40%	12 years	Semi-annual installments
Commercial	20%	5 years	Semi-annual installments, unpaid balance to be refinanced after 5 years

The K-Sure Tranche, is funded by a consortium of lenders, of which 95% is guaranteed by a Korean Trade Insurance Corporation (or K-Sure) policy; the KEXIM tranche is funded by the Export Import Bank of Korea (or KEXIM). The commercial tranche is funded by a syndicate of banks and is for a term of five years from the date of drawdown with a final balloon payment of $20.2 million due in February 2019. In the event the commercial tranche is not refinanced prior to the end of the five years, KEXIM has an option to demand repayment of the balance outstanding under the KEXIM tranche.

9.                                      LEASE TERMINATIONS

In connection with the refinancing of the Golar Winter and the Golar Grand in June 2013, we made a cash payment of $251.0 million to the lessors to terminate the respective lease financing arrangements (including the associated Golar Winter currency swap of $25.3 million) and to acquire the legal title of both these vessels. The transaction to acquire the legal title of the vessels was between controlled entities, thus, the vessels continue to be recorded at their historical book values and the difference between the cash payment made and the carrying value of the vessels is an equity contribution. The contribution recognized was $21.1 million.

10.                                      FINANCIAL INSTRUMENTS

Interest rate risk management

In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.  We have entered into swaps that convert floating rate interest obligations to fixed rates, which, from an economic perspective hedge, our interest rate exposure.  We do not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts; however, we do not anticipate non-performance by any of our counterparties.

We manage our debt and capital lease portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. Certain interest rate swap agreements qualify and are designated for accounting purposes as cash flow hedges. Accordingly, the net gains and losses have been reported in a separate component of accumulated other comprehensive income to the extent the hedges are effective. The amount recorded in accumulated other comprehensive income will subsequently be reclassified into earnings in the same period as the hedged items affect earnings.

Fair values

We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying value and estimated fair value of our financial instruments as of September 30, 2014 and December 31, 2013 are as follows:

		September 30, 2014		December 31, 2013
(in thousands of $)	Fair value Hierarchy	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	57,151	57,151	103,100	103,100
Restricted cash and short-term investments	Level 1	167,613	167,613	170,176	170,176
Short-term debt due to related party	Level 3	20,000	20,000	—	—
High-yield bonds (1)	Level 1	202,300	214,438	214,100	221,166
Long-term debt — floating (2)	Level 2	837,345	837,345	675,371	675,371
Obligations under capital leases (2)	Level 2	156,337	156,337	159,008	159,008

Derivatives:
Interest rate swaps asset (3) (4)	Level 2	5,672	5,672	5,335	5,335
Cross currency interest rate swap liability (5)	Level 2	28,947	28,947	16,804	16,804
Interest rate swaps liability (3) (4)	Level 2	12,058	12,058	15,119	15,119

(1) High-yield bonds with a carrying value of $202.3 million and $214.1 million as of September 30, 2014 and December 31, 2013, respectively, are included under long-term debt on the balance sheet. The fair value of the high-yield bonds as of September 30, 2014 was $214.4 million, which is 106% of their face value.

(2) Our long-term debt and capital lease obligations are recorded at amortized cost in the consolidated balance sheets.

(3) Derivative liabilities are captured within other current liabilities and derivative assets are captured within long-term assets on the balance sheet.

(4) The fair value/carrying value of interest rate swap agreements (excluding the cross currency interest rate swap described in footnote 5) that qualify and are designated as cash flow hedges as of September 30, 2014 and December 31, 2013 was a net liability of $1.6 million (with a notional amount of $218.0 million) and a net liability of $3.5 million (with a notional amount of $287.1 million), respectively. The expected maturity of these interest rate agreements is from May 2015 to March 2018.

(5)
We issued NOK denominated senior unsecured bonds (high-yield bonds). In order to hedge our exposure, we entered into a non-amortizing cross currency interest rate swap agreement. The swap hedges both the full redemption amount of the NOK obligation and the related quarterly interest payments. We designated the cross currency interest rate swap as a cash flow hedge. As of September 30, 2014, the following are the details on the cross currency interest rate swap:

Instrument (in thousands)	Notional amount		Maturity date	Rate	Fair value asset/(liability)
	In NOK	In USD
Cross currency interest rate swap	1,300,000	227,193	Oct 2017	6.485%	(28,947)
As of September 30, 2014 and December 31, 2013, our accumulated other comprehensive income included an unrealized loss of $4.3 million and an unrealized loss of $4.0 million, respectively, in respect of the cross currency interest rate swap designated as a cash flow hedge.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•
Certain methods and assumptions were used to estimate the fair value of each class of financial instruments. The carrying amounts of accounts receivables, accounts payables and accrued liabilities approximate fair values because of the short maturity of those instruments.

•	The carrying values of cash and cash equivalents, which are highly liquid, are considered to be a reasonable estimate of fair value.

•
The estimated fair value for restricted cash and short-term investments is considered to be equal to the carrying value since they are placed for periods of less than six months.  The estimated fair value for long-term restricted cash is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

•
The carrying value of short-term debt due to related party refers to our revolving credit facility with Golar. The carrying amount of this debt approximates its fair value because of the short maturity of this instrument.

•	The estimated fair value of our high yield bonds is based on the quoted market price as of the balance sheet date.

•	The estimated fair value for floating long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or six monthly basis.

•	The estimated fair values for obligations under capital leases are considered to be equal to the carrying value since they bear interest at rates which are reset on a quarterly basis.

•
The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices, and our creditworthiness and the creditworthiness of our swap counterparties.  The mark-to-market gain or loss on our interest rate and foreign currency swaps that are not designated as hedges for accounting purposes for the period is reported in the statement of operations caption "other financial items, net" (see note 5).

The credit exposure of interest rate swap agreements is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to that counterparty by offsetting them against amounts that the counterparty owes to us. Notwithstanding the master netting arrangements in place, as of September 30, 2014, the interest rate swap assets cannot be set-off against the interest rate swap liabilities as these are with different counterparties.

	September 30, 2014			December 31, 2013
(in thousands of $)	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
Total asset derivatives	5,672	(573)	5,099	5,335	—	5,335
Total liability derivatives	12,058	(573)	11,485	15,119	—	15,119

The cross currency interest rate swap has a credit support arrangement that require us to provide cash collateral in the event that the market valuation drops below a certain level. Valuations are currently above these levels and there is no cash collateral that has been provided in the period.

The fair value measurement of an asset or a liability must reflect the non-performance of the entity. Therefore, the impact of our credit worthiness has also been factored into the fair value measurement of the derivative instruments in a liability position.

As of September 30, 2014, we have entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below.  The summary also includes those that are designated as cash flow hedges:

Instrument (in thousands of $)	Notional amount		Maturity Dates			Fixed Interest Rates
Interest rate swaps:
Receiving floating, pay fixed	1,159,870	(1)	2015	to	2020	0.92%	to	6.485%
(1) This includes the nominal value of the cross currency interest rate swap of $227.2 million described in footnote 5 above.

As of September 30, 2014, the notional principal amount of the debt and capital lease obligations outstanding subject to such swap agreements was $1,159.9 million (December 31, 2013: $1,224.8 million).

Hedging

The impact of ineffectiveness is immaterial for the three months and nine months ended September 30, 2014.  As of September 30, 2014, there are also no material amounts currently held in Accumulated Other Comprehensive Income in relation to hedges which are expected to be reclassified into earnings within the next twelve months.

The cash flows from economic hedges are classified in the same category as the cash flows from the items subject to the economic hedging relationship.

As of September 30, 2014, we will cease hedge accounting for new swaps that will be entered into as part of our refinancing plans.

11.             RELATED PARTY TRANSACTIONS

Net expenses from related parties:

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2014	2013	2014	2013
Transactions with Golar and affiliates:

Management and administrative services fees (a)	763	455	2,172	1,848
Ship management fees (b)	1,989	2,102	5,757	5,558
Interest expense on high-yield bonds (c)	—	869	—	2,041
Total	2,752	3,426	7,929	9,447

Receivables/(payables) from related parties:

As of September 30, 2014 and December 31, 2013 balances with related parties consisted of the following:

(in thousands of $)	September 30, 2014	December 31, 2013
Trading balances due to Golar and affiliates (d)	(15,403)	(5,989)
Short-term loan due to Golar (e)	(20,000)	—
Methane Princess Lease security deposit movements (1)	3,680	4,257
	(31,723)	(1,732)
 (1)The Methane Princess lease security deposit was disclosed in other current liabilities for the year ended December 31, 2013.

(a) Management and administrative services agreement - On March 30, 2011, we entered into a management and administrative services agreement with Golar Management, a wholly-owned subsidiary of Golar, pursuant to which Golar Management provides to us certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. We may terminate the agreement by providing 120 days' written notice.

(b) Ship management fees - Golar and certain of its affiliates charged ship management fees to us for the provision of technical and commercial management of the vessels. Each of our vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain affiliates of Golar, including Golar Management and Golar Wilhelmsen AS ("Golar Wilhelmsen"), a partnership that is jointly controlled by Golar and by Wilhelmsen Ship Management (Norway) AS. We may terminate these agreements by providing 30 days' written notice.

(c) High-yield bonds - In October 2012, we completed the issuance of NOK1,300 million in senior unsecured bonds that mature in October 2017. The aggregate principal amount of the bonds is equivalent to approximately $227 million. Of this amount, NOK 200.0 million (2012: aproximately $35.0 million) was held by Golar until their disposal in November 2013.

(d) Trading balances - Primarily relate to unpaid fees and expenses for management and administrative services and vessel management services performed by Golar and its affiliates.  In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa.  Receivables and payables are generally settled quarterly in arrears. Trading balances due to Golar and its affiliates are unsecured, interest-free and intended to be settled in the ordinary course of business.

(e) $20 million revolving credit facility - On April 13, 2011, we entered into a $20.0 million revolving credit facility with Golar.  The facility matures in April 2015 and is unsecured and interest-free. In March 2014, we drew down $20.0 million from the facility.

(f)  Dividends to China Petroleum Corporation - During the three months and nine months ended September 30, 2014 and 2013, Faraway Maritime Shipping Co., which is 60% owned by us and 40% owned by China Petroleum Corporation ("CPC"), paid total dividends to CPC of $3.5 million and $10.9 million, and $5.6 million and $5.6 million, respectively.

(g) Acquisitions from Golar - We acquired from Golar subsidiaries which own and operate the Golar Maria and the Golar Igloo (see note 7).

(h) Dividends to Golar - During the three months and nine months ended September 30, 2014 and 2013 we paid total dividends to Golar of $15.9 million and $45.4 million, and $16.0 million and $45.6 million, respectively.

Golar Grand option
In connection with the acquisition of the Golar Grand in November 2012, we entered into an option agreement with Golar ("Option Agreement"). Under the Option Agreement, we have an option to require Golar to enter into a new time charter with Golar as charterer until October 2017 if the current charterer does not renew or extend the existing charter after the initial term (which expires in 2015).

Indemnifications and guarantees

Tax lease indemnifications

Under the Omnibus Agreement, Golar has agreed to indemnify us in the event of any liabilities in excess of scheduled or final settlement amounts arising from the Methane Princess' leasing arrangement, including losses in connection with the termination thereof.

In addition, Golar has agreed to indemnify us against any liabilities incurred as a consequence of a successful challenge by the UK Revenue Authorities with regard to the initial tax basis of the transactions in respect of the Methane Princess (and other vessels previously) financed by UK tax leases or in relation to the restructuring terminations in 2010.

Environmental and other indemnifications

Under the Omnibus Agreement, Golar has agreed to indemnify us until April 13, 2016, against certain environmental and toxic tort liabilities with respect to the assets that Golar contributed or sold to us to the extent arising prior to the time they were contributed or sold. However, claims are subject to a deductible of $0.5 million and an aggregate cap of $5 million.

In addition, pursuant to the Omnibus Agreement, Golar agreed to indemnify us for any defects in title to the assets contributed or sold to us and any failure to obtain, prior to April 13, 2011, certain consents and permits necessary to conduct the Partnership’s business, which liabilities arise within three years after the closing of the IPO on April 13, 2011.

Acquisition of the Golar Freeze and NR Satu

Under the Purchase, Sale and Contribution Agreements entered into between Golar and us on October 19, 2011 and July 19, 2012, Golar agreed to extend the above environmental and other indemnifications set forth in the two immediately preceding paragraphs to include any liabilities relating to the Golar Freeze and the NR Satu. As of September 30, 2014, we recognized a provision of $0.5 million in relation to a pre-acquisition claim in respect of the NR Satu. We have been indemnified by Golar and accordingly, we recognized a $0.5 million receivable from Golar (refer to note 11).

Acquisition of the Golar Maria

Under the Purchase, Sale and Contribution Agreement entered into between Golar and us on February 7, 2013, Golar has agreed to indemnify us against certain environmental and toxic tort liabilities with respect to the assets that Golar contributed or sold to us to the extent arising prior to the time they were contributed or sold and to the extent that we notify Golar within five years of February 7, 2013.

Acquisition of the Golar Igloo

Under the Purchase, Sale and Contribution Agreement entered into between Golar and us on March 28, 2014, Golar has agreed to indemnify us against certain environmental and toxic tort liabilities with respect to the assets that Golar contributed or sold to us to the extent arising prior to the time they were contributed or sold and to the extent that we notify Golar within five years of March 28, 2014. Additionally, any losses, suffered or incurred by us as a result of any offhire time and repair costs due to delays in the mobilization of the FSRU will be indemnified by Golar.

12.          OTHER COMMITMENTS AND CONTINGENCIES

 Assets Pledged

(in thousands of $)	At September 30, 2014	At December 31, 2013
Book value of vessels secured against long-term loans and capital leases	1,666,175	1,409,284

Other contractual commitments and contingencies

Insurance

We insure the legal liability risks for its shipping activities with Gard and Skuld, which are mutual protection and indemnity associations. As a member of a mutual association, we are subject to calls payable to the associations based on the our claims record in addition to the claims records of all other members of the association. A contingent liability exists to the extent that the claims records of the members of the association in the aggregate show significant deterioration, which results in additional calls on the members.

Tax lease benefits

The benefits under lease financings are derived primarily from tax depreciation assumed to be available to the lessor as a result of their investment in the vessels. If that tax depreciation ultimately proves not to be available to the lessors, or is recovered from the lessor as a result of adverse tax rate changes or rulings, or in the event we terminate one or more of our leases, we would be required to return all or a portion of, or in certain circumstances significantly more than the upfront cash benefits that we received, together with fees that were financed in connection with our lease financing transactions, post additional security or make additional payments to our lessors. As of September 30, 2014, we have one remaining UK tax lease (relating to the Methane Princess). A termination of this lease would realize the accrued currency gain or loss recorded against the lease liability, net of the restricted cash. As of September 30, 2014 there was a net accrued gain of $0.2 million.

Golar has agreed to indemnify us against any liabilities incurred as a consequence of a successful challenge by the UK Inland Revenue with regard to the initial tax basis of the transactions in respect of the remaining lease (including the other vessels previously financed by UK tax leases) or in relation to the restructuring terminations in 2010.

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability is probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

PT Golar Indonesia, our subsidiary that is both the owner and operator of the NR Satu, has been notified of a claim that may be filed against it by PT Rekayasa, a subcontractor of the charterer, PT Nusantara Regas, claiming that we and our subcontractor caused damage to the pipeline in connection with the FSRU conversion of the NR Satu and the related mooring. As of the current date, no suit has been filed and we are of the view that, were the claim to be filed with the Indonesian authorities, any resolution could potentially take years. We continue to believe we have meritorious defences against these claims, however, we are currently involved in compromise settlement discussions with the other parties. The compromise settlement amount is expected to be approximately $3.0 million. We consider it probable that approximately $2.5 million of the estimated settlement will be recoverable from our subcontractor who is also a party to these settlement discussions.  As part of the disposal of the NR Satu in July 2012 by Golar, Golar has also agreed to indemnify us against any non-recoverable losses arising from actions prior to the disposal. As of September 30, 2014, we have recorded a receivable of $0.5 million from Golar in relation to this indemnity for our non-recoverable losses.

13.          EARNINGS PER UNIT AND CASH DISTRIBUTIONS

The calculations of basic and diluted earnings per unit are presented below:

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $, except per unit data)	2014	2013	2014	2013
Net income attributable to general partner and limited partner interests	66,930	35,379	137,432	93,664
Less: distributions paid (1)	(36,056)	(31,177)	(106,137)	(92,410)
Under distributed earnings	30,874	4,202	31,295	1,254
Net income attributable to:
Common unitholders	36,893	25,313	87,202	64,203

Weighted average units outstanding (basic and diluted) (in thousands):
Common unitholders	45,663	40,563	45,663	40,010

Earnings per unit (basic and diluted):
Common unitholders	$0.81	$0.62	$1.91	$1.60

Cash distributions declared and paid in the period per unit (2):	$0.55	$0.52	$1.60	$1.53
Subsequent event: Cash distributions declared and paid per unit relating to the period (3):	$0.55	$0.52	$0.55	$0.52
 ______________________________________
(1)        Refers to distributions made or to be made in relation to the period, irrespective of the declaration and payment dates, and is based on the number of units outstanding at the period end date. This includes cash distributions to IDR holders for the three months ended September 30, 2014 and 2013 of $1.6 million and $1.0 million, respectively, and for the nine months ended September 30, 2014 and 2013 of $4.4 million and $2.9 million, respectively.

(2)     Refers to cash distribution declared and paid during the period.

(3)         Refers to cash distribution declared and paid subsequent to the period end.

As of September 30, 2014, of our total number of units outstanding, 59% were held by the public and the remaining units were held by Golar (including the general partner units representing a 2% interest).

Earnings per unit is determined by adjusting net income for the period by distributions made or to be made in relation to the period. Any earnings in excess of distributions are allocated to partnership units based upon the cash distribution guidelines in our Partnership Agreement Any distributions in excess of earnings are allocated to partnership units based upon the allocation and distribution of amounts from partners’ capital accounts. The resulting earnings figure is divided by the weighted-average number of units outstanding during the period.

The General Partner's, common unitholders' and subordinated unitholder's interests in net income are calculated as if all net income was distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of the quarter after establishment of cash reserves determined by our board of directors to provide for the proper conduct of our business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. In addition, the General Partner and Golar Energy (both subsidiaries of Golar) are currently entitled to incentive distributions if the amount we distribute to unitholders with respect to any quarter exceeds specified target levels. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains (losses).

Under the Partnership Agreement, during the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3850 per unit per quarter, plus any arrearages in the payment of minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units.

The amount of the minimum quarterly distribution is $0.3850 per unit or $1.54 unit per unit on an annualized basis and is made in the following manner, during the subordination period:

•	First, 98% to the common unitholders, pro rata, and 2% to the General Partner until each common unit has received a minimum quarterly distribution of $0.3850;

•
Second, 98% to the common unitholders, pro rata, and 2% to the General Partner, until each common unit has received an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for prior quarters during the subordination period; and

•	Third, 98% to the holders of subordinated units, pro rata, and 2% to the General Partner until each subordinated unit has received a minimum quarterly distribution of $0.3850.

In addition, the General Partner and Golar Energy currently hold all of the incentive distribution rights in the Partnership.  Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and the General Partner in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to the General Partner, until each unitholder receives a total of $0.4428 per unit for that quarter (the "first target distribution");

•
second, 85% to all unitholders, pro rata, 2% to the General Partner and 13% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.4813 per unit for that quarter (the "second target distribution");

•
third, 75% to all unitholders, pro rata, 2% to the General Partner and 23% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.5775 per unit for that quarter (the "third target distribution"); and

•	thereafter, 50% to all unitholders, pro rata, 2% to the General Partner and 48% to the holders of the incentive distribution rights, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that the General Partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

14. EQUITY OFFERINGS

There were no equity offerings in the nine months ended September 30, 2014. Accordingly, the following table shows the issuance of common and general partner units during the nine months ended September 30, 2013:

Date	Number of Common Units Issued (1)	Offering Price	Gross Proceeds (in thousands of $) (2)	Net Proceeds (in thousands of $)	Golar's Ownership after the Offering (3)	Use of Proceeds
January 2013	4,316,947	$29.74	131,006	130,244	50.9%	Acquisition of the Golar Maria
______________________________
(1) Includes common units issued by us to Golar in a private placement made concurrently with the public offering of 416,947 common units.
(2) Includes the General Partner's 2% proportionate capital contribution.
(3) Includes Golar's 2% general partner interest in the Partnership.

The following table shows the changes in the number of common units, subordinated units and general partner units during the nine months ended September 30, 2014 and 2013:

(in units)	Common Units	Subordinated Units	GP Units
December 31, 2012	36,246,149	15,949,831	1,065,225
January 2013 offerings	4,316,947	—	88,101
September 30, 2013	40,563,096	15,949,831	1,153,326

(in units)	Common Units	Subordinated Units	GP Units
December 31, 2013 and September 30, 2014	45,663,096	15,949,831	1,257,408

15.          SUBSEQUENT EVENTS

On October 29, 2014, our Board of Directors declared a distribution for the third quarter of 2014 of $0.548 per unit in respect of the quarter ended September 30, 2014. This cash distribution was paid on November 14, 2014 on total units of 62,870,335.

On November 21, 2014, we entered into an agreed term sheet with the lenders of the Golar Maria Facility to extend it by 12 months from its original maturity date of December 2014. We expect to finalize the extension agreement for this facility before its maturity date.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires, references in this report to "Golar Partners," the "Partnership," "we," "our," "us" or similar terms refer to Golar LNG Partners LP, a Marshall Islands limited partnership, or any one or more of its subsidiaries, or to all of such entities. Those statements in this section that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See "Important Information Regarding Forward-Looking Statements" on page 37 for a discussion of the factors that could cause actual results to differ materially from those projected in these statements.

This section should be read in conjunction with the interim financial statements presented in this report, as well as the historical consolidated and combined carve-out financial statements and notes thereto of  Golar LNG Partners LP included  in our Annual Report on Form 20-F for the year ended December 31, 2013.

Under our First Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement"), our general partner has irrevocably delegated to our board of directors the power to oversee and direct the operations of, and to manage and determine the strategies and policies of, Golar Partners. During the period from our initial public offering ("IPO") in April 2011 until the time of our first annual general meeting ("AGM") on December 13, 2012, Golar LNG Limited ("Golar") retained the sole power to appoint, remove and replace all members of our board of directors. From the first AGM, four of the seven board members became electable by the common unitholders and accordingly, from this date, Golar no longer retains the power to control the board of directors and, hence, the Partnership. As a result, we are no longer considered to be under common control with Golar and as a consequence, we no longer account for vessel acquisitions from Golar as transfer of equity interests between entities under common control.

In February 2013 and March 2014, we acquired from Golar interests in the companies that own and operate the Golar Maria and the Golar Igloo. Accordingly, the results of the Golar Maria and the Golar Igloo are consolidated into our results from the date of their acquisition. There has been no retroactive restatement of our financial statements to reflect the historical results of the Golar Maria and the Golar Igloo prior to their acquisition.

General

We were formed by Golar, a leading independent owner and operator of LNG carriers, to own and operate FSRUs and LNG carriers under long-term charters that generate long-term stable cash flows.  As of September 30, 2014, our fleet consists of five FSRUs and four LNG carriers. We intend to make additional accretive acquisitions of FSRUs and LNG carriers with long-term charters from Golar and third parties in the future as market conditions permit.

Significant developments in 2014

Golar Igloo Acquisition

In March 2014, we acquired from Golar a 100% interest in the company that owns and operates the FSRU, the Golar Igloo, which is currently operating under a time charter with Kuwait National Petroleum Company("KNPC") that expires in December 2018, for a total purchase price of $310.0 million for the vessel less assumed bank debt of $161.3 million. The acquisition of the Golar Igloo was financed by the proceeds from the December 2013 Equity Offerings.

Cash Distributions

On February 14, 2014, we paid a quarterly cash distribution with respect to the quarter ended December 31, 2013 of $0.5225 per unit. This cash distribution, amounting to $34.0 million in the aggregate, was paid to all unitholders of record as of the close of business on February 6, 2014.

On May 14, 2014, we paid a quarterly cash distribution with respect to the quarter ended March 31, 2014 of $0.5225 per unit. This cash distribution, amounting to $34.0 million in the aggregate, was paid to all unitholders of record as of the close of business on May 5, 2014.

On August 12, 2014, we paid a quarterly cash distribution with respect to the quarter ended June 30, 2014 of $0.5475 per unit. This cash distribution, amounting to $36.1 million in the aggregate, was paid to all unitholders of record as of the close of business on July 31, 2014.

On November 14, 2014, we paid a quarterly cash distribution with respect to the quarter ended September 30, 2014 of $0.5475 per unit. This cash distribution, amounting to $36.1 million in the aggregate, was paid to all unitholders of record as of the close of business on October 29, 2014.

Golar Maria facility

On November 21, 2014, we entered into an agreed term sheet with the lenders of the credit facility related to the Golar Maria to extend the maturity date of the facility by 12 months. The term sheet is subject to final documentation of the credit facility amendment.

Resignation and appointment of Directors

On September 20, 2014, Ms. Katherine Fredriksen resigned from our board of directors and Carl E. Steen was elected as a director, with a term expiring at the 2017 annual meeting of limited partners.

Change of Auditors

In August 2014, we engaged Ernst & Young LLP as our principal accountants and PricewaterhouseCoopers LLP was dismissed. The decision to change accountants was approved by the Audit Committee and our Board of Directors.

Results of Operations

Three Month Period Ended September 30, 2014 Compared with the Three Month Period Ended September 30, 2013

The following table presents details of our consolidated revenues and expense information for the three month period ended September 30, 2014 compared to the three months ended September 30, 2013:

	Three Months Ended September 30,		$	%
(in thousands of $, except TCE)	2014	2013	Change	Change
Operating revenue	104,505	87,633	16,872	19%
Vessel operating expenses	(14,326)	(12,575)	(1,751)	14%
Voyage and commission expenses	(2,475)	(736)	(1,739)	236%
Administrative expenses	(1,486)	(1,020)	(466)	46%
Depreciation and amortization	(20,828)	(17,485)	(3,343)	19%
Interest income	279	266	13	5%
Interest expense	(11,377)	(11,381)	4	—%
Other financial items	145	(4,097)	4,242	(104)%
Taxes	15,116	(2,599)	17,715	(682)%
Net income	69,553	38,006	31,547	83%
Non-controlling interest	(2,623)	(2,627)	4	—%

TCE (1) (to the closest $100)	123,200	118,100	5,100	4%

______________________________________
(1)         TCE is a non-GAAP financial measure. See “Non-GAAP measures” for a computation of TCE.

Operating revenues: Total operating revenues increased by $16.9 million to $104.5 million for the three months ended September 30, 2014 compared to $87.6 million for the same period in 2013. This is principally due to:

•	$14.3 million of revenue contribution in the three months ended September 30, 2014 from the Golar Igloo following her acquisition in March 2014;

•
the Golar Winter contributing a full quarter impact of increased hire rates for the three months ended September 30, 2014 compared to approximately two months during the same period in 2013, following to the completion of her modification work in July 2013; and

•	$1.3 million of revenue contribution in the three months ended September 30, 2014 from the Golar Mazo due to the accelerated release of drydocking revenue, as she drydocked earlier than expected.

The average daily time charter equivalent rate, or TCE, for the third quarter of 2014 increased to $123,200, compared to $118,100 for the same period in 2013, primarily as a result of a higher than average hire rate from the Golar Igloo following her acquisition in March 2014.

Vessel operating expenses: The increase of $1.8 million in vessel operating expenses to $14.3 million for the three months ended September 30, 2014, as compared to $12.6 million in 2013, is mainly due to incremental operating costs of $1.7 million relating to the Golar Igloo since her acquisition in March 2014.

Voyage and commission expenses: Voyage and commission expenses for the three months ended September 30, 2014 increased by $1.8 million to $2.5 million, as compared to $0.7 million in 2013 is mainly due to the following:

•	$0.8 million of expenses relating to fuel over-consumption for the Golar Maria;

•	incremental voyage and commission costs of $0.4 million relating to the Golar Igloo following her acquisition in March 2014; and

•	the Golar Mazo incurring positioning costs to and from the shipyard at our cost following her drydocking in September 2014.

Administrative expenses: Administrative expenses for the three months ended September 30, 2014 increased by $0.5 million to $1.5 million for the three months ended September 30, 2014, as compared to $1.0 million for the same period in 2013.

We are party to a management and services agreement with Golar Management, under which Golar Management provides certain management and administrative services to us and is reimbursed for costs and expenses incurred in connection with these services at a cost plus 5% basis. Under this arrangement, for the three months ended September 30, 2014 and 2013, we incurred charges of $0.8 million and $0.5 million, respectively. The balance of administrative expenses amounting to $0.7 million and $0.5 million for the three months ended September 30, 2014 and 2013, respectively, relate to corporate expenses such as legal, accounting and regulatory compliance costs.

Depreciation and amortization: Depreciation and amortization increased by $3.3 million to $20.8 million for the three months ended September 30, 2014, compared to $17.5 million for the same period in 2013 primarily due to (i) depreciation of the Golar Igloo following her acquisition in March 2014; and (ii) the accelerated amortization of the remaining drydock costs for the Golar Mazo, as she drydocked earlier than expected.

Interest income: Interest income during the three months ended September 30, 2014 remained consistent with the three months ended September 30, 2013. Interest income arose principally from our restricted cash balances in respect of debt and lease arrangements.

Interest expense: Interest expense during the three months ended September 30, 2014 remained consistent with the three months ended September 30, 2013. Although we incurred additional interest cost associated with the Igloo debt of $161.3 million which we assumed upon acquisition of the Golar Igloo in March 2014, this was offset by a decrease in interest on designated hedges following the maturity of certain designated swaps since November 2013; and (ii) lower interest payments on the remaining facilities following repayments made on principal balances.

Other financial items: Other financial items reflect a gain of $0.1 million and a loss of $4.1 million for the three months ended September 30, 2014 and 2013, respectively. This resulted principally from:

Net realized and unrealized gains (losses) on interest rate swap agreements: Net realized and unrealized gains (losses) on interest rate swaps resulted in a gain of $1.2 million for the three months ended September 30, 2014, compared to a loss of $2.4 million for the same period in 2013, as set forth in the table below:

	Three months ended September 30
(in thousands of $)	2014	2013	$ Change	% Change
Unrealized mark-to-market gains (losses) for interest rate swaps	4,190	(239)	4,429	(1,853)%
Interest expense on un-designated interest rate swaps	(3,006)	(2,187)	(819)	37%
	1,184	(2,426)	3,610	(149)%

As of September 30, 2014, we have an interest rate swaps portfolio with a notional value of $932.7 million (excluding the cross-currency interest rate swap), of which we hedge account for approximately 23% of these swaps. Accordingly, a further $0.7 million unrealized gain was accounted for as a change in other comprehensive income, which would have otherwise been recognized in earnings for the three months ended September 30, 2014. The shift to mark-to-market gains from losses on our interest rate swaps was due to the increase in long term swap rates during the three months ended September 30, 2014. In contrast, the outlook for the same period in 2013 was that long term interest rates were going to decrease.

We are also a party to a cross-currency interest rate swap with a notional value of $227.2 million which was designated as a cash flow hedge. A $0.8 million gain was accounted for as a change in other comprehensive income which would have otherwise been recognized in earnings for the three months ended September 30, 2014. There was no comparable gain or loss in the three months ended September 30, 2013.

Income taxes: Income taxes relate primarily to the taxation of our U.K. based vessel operating companies, our Brazilian subsidiary established in connection with our charters with Petrobras, our Marshall Island operating company which is deemed a tax resident in Kuwait in connection with our charter with KNPC and our Indonesian subsidiary related to the ownership and management of the NR Satu with respect to its charter with PTNR. However, the tax exposure in Indonesia is mitigated by revenue due under the charter. This tax element of the time charter rate was established at the beginning of the time charter, and shall be adjusted only where there is a change in Indonesian tax laws or on the invalidity of certain stipulated tax assumptions.

Taxes during the three months ended September 30, 2014 decreased by $17.7 million due to a net tax benefit of $15.1 million compared to a charge of $2.6 million for the same period in 2013. This was primarily due to the recognition of certain historical tax positions related to foreign tax net operating losses that due to previous uncertainty as to realization, were not recognized until the current period. As of September 30, 2014, $5.3 million of foreign tax net operating losses were not recognized due to continued uncertainty of realization.

Net income: As a result of the foregoing, we earned net income of $69.6 million and $38.0 million for the three months ended September 30, 2014 and 2013, respectively.

Non-controlling interest: Non-controlling interest refers to the 40% interest in the Golar Mazo.

Nine Month Period Ended September 30, 2014 Compared with the Nine Month Period Ended September 30, 2013

The following table presents details of our consolidated revenues and expense information for the nine month period ended September 30, 2014 compared to the nine months ended September 30, 2013:

	Nine Months Ended September 30,		$	%
(in thousands of $, except TCE)	2014	2013	Change	Change
Operating revenue	293,782	240,859	52,923	22%
Vessel operating expenses	(44,654)	(39,775)	(4,879)	12%
Voyage and commission expenses	(5,198)	(3,948)	(1,250)	32%
Administrative expenses	(4,272)	(3,614)	(658)	18%
Depreciation and amortization	(58,371)	(48,150)	(10,221)	21%
Interest income	856	798	58	7%
Interest expense	(32,549)	(32,350)	(199)	1%
Other financial items	(14,054)	(3,132)	(10,922)	349%
Taxes	9,724	(9,753)	19,477	(200)%
Net income	145,264	100,935	44,329	44%
Non-controlling interest	(7,832)	(7,271)	(561)	8%
TCE (1) (to the nearest $100)	121,700	117,200	4,500	4%
 ______________________________________
(1)         TCE is a non-GAAP financial measure. See “Non-GAAP measures” for a computation of TCE.

Operating revenues: Total operating revenues increased by $52.9 million to $293.8 million for the nine months ended September 30, 2014, compared to $240.9 million for the same period in 2013. This is due to:

•	$29.0 million of revenue contribution from the Golar Igloo following her acquisition in March 2014;

•
$16.0 million higher revenues for the Golar Spirit, the Golar Winter and the Methane Princess compared to the same period in 2013 due to their scheduled drydockings during the first half of 2013 and the Golar Winter contributing a full nine months of increased hire rate for the nine months ended September 30, 2014 compared to approximately two months for the same period in 2013 following to the completion of her modification works in July 2013; and

•
$2.9 million of additional revenue for the nine months ended September 30, 2014 representing a full nine months of revenue from the Golar Maria compared to approximately eight months in the same period in 2013 following her acquisition in February 2013.

The average daily time charter equivalent rate, or TCE, for the nine months ended September 30, 2014 was $121,700 compared to $117,200 for the same period in 2013, is primarily as a result of a higher than average hire rate from the Golar Igloo following her acquisition in March 2014.

Vessel operating expenses: The increase of $4.9 million in vessel operating expenses to $44.7 million for the nine months ended September 30, 2014, as compared to $39.8 million in 2013, was due to: (i) incremental operating costs relating to the Golar Igloo of $3.3 million for the period since her acquisition in March 2014; (ii) higher repairs and maintenance costs during the scheduled maintenance window on the Golar Maria, the Golar Mazo, the Golar Grand and the Methane Princess; and (iii) $0.5 million of expenses relating to a pre-acquisition claim for the NR Satu. However this exposure is indemnified by Golar under the sale and purchase agreement in respect of the NR Satu.

Voyage and commission expenses: Voyage and commission expenses increased by $1.3 million to $5.2 million for the nine months ended September 30, 2014, compared to $3.9 million for the same period in 2013, primarily due to (i) $0.8 million of expense relating to fuel over-consumption for the Golar Maria; (ii) incremental voyage and commission costs of $0.8 million relating to the Golar Igloo following her acquisition in March 2014; and (iii) the Golar Mazo incurring positioning costs to and from the shipyard at our cost following her drydocking in September 2014.

This was partially offset by the Golar Winter, the Methane Princess and the Golar Mazo incurring positioning costs to and from the shipyard at our cost for their scheduled drydockings in April 2013.

Administrative expenses: Administrative expenses increased by $0.7 million, to $4.3 million for the nine months ended September 30, 2014 as compared to $3.6 million for the same period in 2013.

We are party to a management and services agreement with Golar Management, under which Golar Management provides certain management and administrative services to us and is reimbursed for costs and expenses incurred in connection with these services at a cost plus 5% basis. Under this arrangement, for the nine months ended September 30, 2014 and 2013, we incurred charges of $2.2 million and $1.8 million, respectively. The balance of administrative expenses amounting to $2.1 million and $1.8 million for the nine months ended September 30, 2014 and 2013, respectively, relate to corporate expenses such as legal, accounting and regulatory compliance costs.

Depreciation and Amortization: Depreciation and amortization increased by $10.2 million to $58.4 million for the nine months ended September 30, 2014, compared to $48.2 million for the same period in 2013 primarily due to (i) depreciation of the Golar Igloo following her acquisition in March 2014; (ii) amortization of the higher capitalized drydocking costs of the Golar Spirit, the Golar Winter, the Golar Mazo and the Methane Princess pursuant to the completion of their scheduled drydockings during the first half of 2013; and (iii) nine months depreciation for the nine months ended September 30, 2014 compared to approximately eight months for the same period in 2013 for the Golar Maria following her acquisition in February 2013.

Interest income: Interest income during the nine months ended September 30, 2014 remained consistent with the nine months ended September 30, 2013. Interest income arose principally from our restricted cash balances in respect of debt and lease arrangements.

Interest expense: Interest expense increased by $0.2 million to $32.5 million for the nine months ended September 30, 2014, compared to $32.4 million for the nine months ended September 30, 2013. This was principally due to (i) additional interest cost of $2.3 million associated with the Igloo debt of $161.3 million which we assumed upon acquisition of the Golar Igloo in March 2014; and (ii) the impact of the new Golar Partners Operating facility secured against the Golar Grand and the Golar Winter, entered into in June 2013. The new facility is large and accrues interest at a higher rate than the two leases it replaces.

This was partially offset by (i) a decrease in interest on designated hedges following the maturity of certain designated swaps since November 2013; and (ii) lower interest payments on the remaining facilities following repayments made on the principal balances.

Other financial items: Other financial items reflect a loss of $14.1 million and $3.1 million for the nine months ended September 30, 2014 and 2013, respectively. This resulted principally from:

Net realized and unrealized (losses) gains on interest rate swap agreements: Net realized and unrealized (losses) gains on interest rate swaps resulted in a loss of $10.1 million for the nine months ended September 30, 2014, compared to a gain of $1.4 million for the same period in 2013, as set forth in the table below:

	Nine months ended September 30
(in thousands of $)	2014	2013	$ Change	% Change
Unrealized mark-to-market (losses) gains for interest rate swaps	(935)	6,856	(7,791)	(114)%
Interest expense on un-designated interest rate swaps	(9,153)	(5,438)	(3,715)	68%
	(10,088)	1,418	(11,506)	(811)%

As of September 30, 2014, our interest rate swaps portfolio had a notional value of $932.7 million (excluding our cross-currency interest rate swap), of which we hedge accounted for approximately 23% of these swaps. Accordingly, a further $0.5 million unrealized loss was accounted for as a change in other comprehensive income, which would have otherwise been recognized in earnings for the nine months ended September 30, 2014. The shift to mark-to-market losses from gains on our interest rate swaps was due to the decrease in long-term swap rates during the nine months ended September 30, 2014. In contrast, the outlook for the same period in 2013 was that long-term interest rates were going to increase.

We are also a party to a cross-currency interest rate swap with a notional value of $227.2 million which was designated as a cash flow hedge. A $0.3 million loss was accounted for as a change in other comprehensive income which would have otherwise been recognized in earnings for the nine months ended September 30, 2014.

Net foreign exchange gains and losses on retranslation of lease related balances including the Golar Winter lease currency swap mark-to-market gains and losses: Foreign exchange gains and losses arise principally as a result of the retranslation of our capital lease obligations, the cash deposits securing these obligations and the movement in the fair value of the currency swap used to hedge the Golar Winter lease. We incurred net foreign exchange gain of $2.7 million for the nine months ended September 30, 2013. As the Golar Winter lease was terminated during the nine months ended September 30, 2013, no further gains or losses were recognised during the current period. The change is mainly due to the termination of the Golar Winter lease and the related foreign currency swap in June 2013 and so there was no comparable gains and losses for the same period in 2014.

This was partially offset by:

Amortization of deferred financing costs: Amortization of deferred financing costs decreased by $2.1 million for the nine months ended September 30, 2014, compared to $4.9 million for the nine months ended September 30, 2013. This was principally due to the write-off of deferred financing costs relating to the Golar Winter and Golar Grand leases following the termination of these lease arrangements in June 2013. There were no comparable costs for the same period in 2014.

Income taxes: Income taxes relate primarily to the taxation of our U.K. based vessel operating companies, our Brazilian subsidiary established in connection with our charters with Petrobras, our Marshall Island operating company which is deemed a tax resident in Kuwait in connection with our charter with KNPC and our Indonesian subsidiary related to the ownership and management of the NR Satu with respect to its charter with PTNR. However, the tax exposure in Indonesia is mitigated by revenue due under the charter. This tax element of the time charter rate was established at the beginning of the time charter, and shall be adjusted only where there is a change in Indonesian tax laws or on the invalidity of certain stipulated tax assumptions.

Taxes during the nine months ended September 30, 2014 decreased by $19.5 million to a net tax credit of $9.7 million compared to a charge of $9.7 million for the same period in 2013. This was primarily due to the recognition of certain historical tax positions related to foreign tax net operating losses that due to previous uncertainty as to realization, were not recognized until the current period. As of September 30, 2014, $5.3 million of foreign tax net operating losses were not recognized due to continued uncertainty of realization.

Net income: As a result of the foregoing, we earned net income of $145.3 million and $100.9 million for the nine months ended September 30, 2014 and 2013, respectively.

Non-controlling interest: Non-controlling interest refers to the 40% interest in the Golar Mazo.

 Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from, and leasing arrangements with, commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to servicing interest on our debt, scheduled repayments of long-term debt, funding working capital and maintaining cash reserves against fluctuations in operating cash flows.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.  Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in British Pounds ("GBP").  We have not used derivative instruments other than for interest rate and currency risk management purposes.

Short-term Liquidity and Cash Requirements

Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments, available amounts under revolving credit facilities and receipts from our charters. Revenues from our time charters are generally received monthly in advance. In addition we benefit from low inventory requirements (consisting primarily of fuel, lubricating oil and spare parts) due to fuel costs, which represent the majority of these costs being paid for by the charterer under time charters.

As of September 30, 2014, our cash and cash equivalents, including restricted cash and short-term investments, was $82 million, and we had access to undrawn borrowing facilities of $70.0 million (a $20.0 million revolver under the NR Satu facility available until November 2019 and a $50.0 million revolver under the Golar Partners Operating credit facility available until July 2018). Our restricted cash balances contribute to our short and medium term liquidity as they are used to fund payment of certain loans and capital leases which would otherwise be paid out of our cash balances. Since September 30, 2014, significant transactions impacting our cash flows include:

•	In November 2014, we paid a cash distribution of $0.5475 per unit ($36.1 million in aggregate) with respect to the quarter ended September 30, 2014; and

•	We repaid loans amounting to $3.6 million and interest on our high-yield bonds of $3.8 million.

As of September 30, 2014, our current liabilities exceeded current assets by $144.8 million. However, included within current liabilities are (i) mark-to-market valuations of our swap derivatives of $41.0 million (includes $28.9 million mark-to-market valuations for our cross-currency interest rate swap). The swaps mature between 2015 and 2020 (see note 10 to the condensed interim financial statements for further detail) and (ii) deferred drydocking and operating cost revenue of $21.0 million, which relates to charterhire received in advance from our charterers, thus, no cash outflows are expected in respect of these liabilities. In addition, we have recently been actively looking at the possibility of a Senior Secured Term Loan facility to refinance several of our existing facilities. In November 2014, we agreed with the lenders of the Golar Maria facility to extend the facility by 12 months from its original maturity date.

We believe our current resources, including our undrawn revolving credit facilities totalling $70.0 million, are sufficient to meet our working capital requirements for our current business for at least the next twelve months.

Medium to Long-term Liquidity and Cash Requirements

Our medium to long-term liquidity requirements include funding the acquisition of new vessels, the repayment of long-term debt and the payment of distributions to our unitholders, to the extent we have sufficient cash from operations after the establishment of cash reserves and payment of fees.

Generally, our long-term sources of funds will be cash from operations, long-term bank borrowings and other debt and equity financings.  Because we will distribute the majority of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures. Occasionally we may enter into vendor financing arrangements with Golar to provide intermediate financing for capital expenditures until longer-term financing is obtained, at which time we will use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts due under these arrangements.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities for the periods presented:

	Nine months ended September 30,
(in thousands of $)	2014	2013	Change
Net cash provided by operating activities	205,580	98,271	107,309
Net cash used in investing activities	(156,972)	(82,033)	(74,939)
Net cash used in financing activities	(94,557)	(32,733)	(61,824)
Net decrease in cash and cash equivalents	(45,949)	(16,495)	(29,454)
Cash and cash equivalents at beginning of period	103,100	66,327	36,773
Cash and cash equivalents at end of period	57,151	49,832	7,319

In addition to our cash and cash equivalents noted above, as of September 30, 2014 we had short-term restricted cash of $24.8 million (December 31, 2013: $24.5 million) that represents balances retained on restricted accounts in accordance with certain lease and loan requirements. These balances act as security for and over time are used to repay lease and loan obligations. As of September 30, 2014, our long-term restricted cash balances amounted to $142.8 million (December 31, 2013: $145.7 million) and represent security for our Methane Princess capital lease obligation and therefore, will be released over time in connection with the repayment of this lease.

Net Cash Provided by Operating Activities

Cash generated from operations increased by $107.3 million to $205.6 million for the nine months ended September 30, 2014 compared to $98.3 million for the same period in 2013. This was primarily due to the improvement in overall trading through the contributions from: (i) the Golar Igloo, following her acquisition in March 2014; (ii) decrease in drydock expenditures for the nine months ended September 30, 2014 compared to the same period in 2013 due to the four scheduled drydockings in the first half of 2013 compared to only one drydocking in 2014; (iii) higher revenues from the Golar Winter, the Golar Spirit and the Methane Princess, following their scheduled drydockings in the first half of 2013 coupled with the increased hire rate for the Golar Winter pursuant to the completion of her modification works in July 2013; and (iv) the Golar Maria earning three full quarters of revenue for the nine months ended September 30, 2014 as compared to approximately eight months for the same period in 2013, following her acquisition in February 2013.

Net Cash Used in Investing Activities

Net cash used in investing activities of $157.0 million for the nine months ended September 30, 2014 arose mainly due to the $155.3 million of cash consideration paid (net of cash acquired) in connection with the acquisition of the Golar Igloo in March 2014.

Net cash used in investing activities of $82.0 million for the nine months ended September 30, 2013 arose mainly due to the $117.5 million of cash consideration paid (net of cash acquired) in connection with the acquisition of the Golar Maria in February 2013, partially offset by the release of the restricted cash relating to the Golar Grand lease following the termination of the lease in June 2013 and the release of restricted cash deposits relating to the Mazo facility which had been fully repaid in June 2013.

Net Cash Used in Financing Activities

Net cash (used in) provided by financing activities is principally generated from funds from equity offerings, new and refinancing of debt and lease financings, partially offset by debt repayments and payment of distributions.

Net cash used in financing activities during the nine months ended September 30, 2014 of $94.6 million was primarily due to the following:

•	payment of cash distributions during the period of $115.0 million (of which $10.9 million refers to distributions to our non-controlling interests); and

•	repayment of long-term debt and lease obligations of $74.3 million.

This was partially offset by the proceeds of $95.0 million from draw down of our revolving credit facilities.

Net cash used in financing activities during the nine months ended September 30, 2013 of $32.7 million mainly related to the repayments of long-term debt and lease obligations of $63.1 million, payments in connection with the Golar Winter and Golar Grand lease terminations of $251.0 million (including the related Golar Winter currency swap termination) and payment of cash distributions during the period of $94.3 million, partially offset by the following:

•	net proceeds from the February 2013 equity offerings of $130.2 million;

•	the proceeds of $230.0 million from the refinancing of the Golar Winter and the Golar Grand; and

•	draw down on the Sponsor credit facility of $20.0 million from Golar.

Borrowing Activities

Long-Term Debt.  As of September 30, 2014 and December 31, 2013, our long-term debt consisted of the following:

(in thousands of $)	September 30, 2014	December 31, 2013
Golar Maria facility	80,775	84,525
Golar LNG Partners credit facility	209,000	160,500
Golar Freeze facility	63,045	74,646
High-yield bonds	202,300	214,100
NR Satu facility	129,975	140,700
Golar Partners Operating credit facility	200,000	215,000
Golar Igloo debt	154,550	—
Total	1,039,645	889,471

Our outstanding debt of $1,039.6 million as of September 30, 2014, is repayable as follows:

Period ended December 31, (in thousands of $)

2014 (three months ended)	23,012
2015	188,996
2016	75,989
2017	278,289
2018	309,382
2019 and thereafter	163,977
Total	1,039,645

As of September 30, 2014 and December 31, 2013, the margins we paid under our bank loan agreements were LIBOR plus a fixed or floating rate ranging from 0.95% to 3.50%. The margin related to our high-yield bond is 5.20% above NIBOR.

Golar Maria Facility
In connection with the acquisition of the Golar Maria in February 2013, we assumed all obligations under the $120.0 million secured loan facility in respect of the vessel which matures in December 2014. As of September 30, 2014, we had $80.8 million of borrowings outstanding under the Golar Maria facility. In November 2014, we entered into an agreed term sheet with the lenders to extend the facility by 12 months from its original maturity date therefore, $75.8 million is currently captured within "Non-current liabilities" in the consolidated balance sheet. There were no other material changes to the terms of the facility.

Golar LNG Partners Credit Facility

In September 2008, we entered into a revolving credit facility with a banking consortium to refinance existing loan facilities in respect of two of our vessels, the Methane Princess and the Golar Spirit (or the Golar LNG Partners credit facility).

As of September 30, 2014, the revolving credit facility provided for available borrowings of up to $209 million, of which $209 million was outstanding. Accordingly, as of September 30, 2014, we have no ability to draw additional amounts under this facility.

Golar Freeze facility

In connection with our acquisition of the Golar Freeze, we assumed all obligations under the $125 million credit facility in respect of the Golar Freeze (the Golar Freeze credit facility). As of September 30, 2014, there was $63.0 million of borrowings outstanding under the Golar Freeze credit facility of which $39.6 million matures in May 2015 and is currently captured within "Current liabilities" in the consolidated balance sheet. We expect to refinance this facility ahead of its expiration. As of September 30, 2014, the value of the restricted cash deposit secured against the loan was $8.9 million.

High-yield bonds

In October 2012, we completed the issuance of NOK 1,300 million senior unsecured bonds that mature in October 2017. As of September 30, 2014, the outstanding aggregate principal amount of the bonds was equivalent to approximately $202.3 million.

NR Satu Facility

In December 2012, we entered into a seven year, $175.0 million secured loan facility (or the NR Satu facility). The NR Satu facility is split into two tranches, a $155.0 million term loan facility and a $20 million revolving facility. As of September 30, 2014, we had not borrowed under the $20.0 million revolving facility and recorded $10.2 million as a restricted cash deposit secured against the loan. As of September 30, 2014, we had $130.0 million of borrowings outstanding under the NR Satu facility.

Golar Partners Operating credit facility

In June 2013, we refinanced existing lease financing arrangements in respect of two vessels, the Golar Winter and the Golar Grand, and entered into a new five year, $275.0 million loan facility with a banking consortium. The loan facility is split into two tranches, a $225.0 million term loan facility and a $50.0 million revolving credit facility. As of September 30, 2014, we had an undrawn balance of $50.0 million under the revolving credit facility. The loan facility is secured against the Golar Winter and the Golar Grand and is repayable in quarterly installments with a final balloon payment of $130.0 million payable in July 2018. The loan facility and the revolving credit facility bear interest at LIBOR plus margin. As of September 30, 2014 we had $200.0 million of borrowings outstanding under the Golar Partners Operating credit facility.
Golar Igloo debt

In connection with the acquisition of the Golar Igloo in March 2014, we assumed all obligations under the secured debt in respect of the vessel. As of September 30, 2014, we had $154.6 million of borrowings outstanding under the Golar Igloo debt.

Short-Term Debt

Sponsor Credit Facility

In connection with our IPO, we entered into a $20.0 million revolving interest-free credit facility (or the sponsor credit facility) with Golar, to be used to fund our working capital requirements. As of September 30, 2014, we had $20.0 million of borrowings outstanding under the sponsor credit facility and no ability to incur additional borrowings. The Sponsor credit facility is unsecured and repayable in April 2015.

 Capital Lease Obligations.  As of September 30, 2014, we are committed to make minimum rental payments under our remaining capital lease, as follows:

Period ended December 31, (in thousands of $)	Methane Princess Lease
2014 (three months ended)	1,897
2015	7,888
2016	8,187
2017	8,497
2018	8,835
2019 and thereafter	179,761
Total minimum lease payments	215,065
Less: Imputed interest	(58,728)
Present value of minimum lease payments	156,337

Methane Princess Lease.  In August 2003, Golar entered into a lease arrangement (or the Methane Princess lease) with a U.K. bank (or the Methane Princess lessor). Our obligation to the Methane Princess lessor is primarily secured by a letter of credit, which is itself secured by a cash deposit which since June 2008 has been placed with the Methane Princess Lessor. The value of the restricted cash deposit used to obtain a letter of credit to secure the lease obligation as of September 30, 2014, was $148.5 million.

In the event of any adverse tax changes to legislation affecting the tax treatment of the lease for the U.K. vessel lessor or a successful challenge by the U.K. Revenue authorities to the tax assumptions on which the transactions were based, or in the event that we terminate our remaining U.K. tax lease before its expiration, we would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or that have accrued over time, together with the fees that were financed in connection with our lease financing transaction, post additional security or make additional payments to our lessor which would increase the obligations noted above. The Lessor of the Methane Princess has a second priority security interest in the Methane Princess and the Golar Spirit to secure these potential obligations and similar obligations related to other Golar vessels.  Golar has agreed to indemnify us against any of these increased costs and obligations.

Debt and Lease Restrictions

Our existing financing agreements (debt and leases) impose certain operating and financing restrictions on us and our subsidiaries.

As of September 30, 2014, we were in compliance with all covenants of our various debt and lease agreements.

Capital Commitments

Possible Acquisitions of Other Vessels

We assess potential acquisition opportunities on a regular basis. Pursuant to our omnibus agreement with Golar, we will have the opportunity to purchase additional LNG carriers and FSRUs from Golar when those vessels are fixed under charters of five or more years upon their expiration of their current charters. Subject to the terms of our loan agreements, we could elect to fund any future acquisitions with equity or debt or cash on hand or a combination of these forms of consideration. Any debt incurred for this purpose could make us more leveraged and subject us to additional operational or financial covenants.

Drydockings

From now through to December 31, 2018, seven of the vessels in our current fleet will undergo their scheduled drydockings. We estimate that we will spend in total approximately $50.0 million for drydocking and classification surveys on these vessels with approximately $30.0 million expected to be incurred in 2018. We reserve a portion of cash generated from our operations to meet the costs of future drydockings. As our fleet matures and expands, our drydocking expenses will likely increase.  Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our operating expenses.  We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

Critical Accounting Policies

The preparation of our condensed consolidated and combined carve-out interim financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For a description of our material accounting policies that involve a higher degree of judgment, please refer to Note 2 (Summary of Significant Accounting Policies) of our consolidated and combined financial statements and consolidated and combined financial statements included in our 2013 Annual Report on Form 20-F, filed with the SEC.

 Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as of September 30, 2014 (in millions):

(in millions of $)	Total Obligation	Due in the remainder of 2014	Due in 2015-2016	Due in 2017-2018	Due Thereafter
Long-term debt	1,039.6	23.0	265.0	587.6	164.0
Short-term debt due to related parties	20.0	—	20.0	—	—
Interest commitments on long-term debt - floating and other interest rate swaps (1)	174.1	12.4	82.6	53.2	25.9
Capital lease obligations	156.3	(0.8)	(0.3)	1.0	156.4
Interest commitments on capital lease obligations (1)(2)	58.7	2.7	16.4	16.4	23.2
Other long-term liabilities (3)	—	—	—	—	—
Total	1,448.7	37.3	383.7	658.2	369.5

(1) Our interest commitment on our long-term debt is calculated based on an assumed average USD LIBOR of 1.94% and taking into account our various margin rates and interest rate swaps associated with each debt. Our interest commitment on our capital lease obligation is calculated on an assumed GBP LIBOR of 5.2%.
(2) In the event of any adverse tax rate changes or rulings, our lease obligation could increase significantly. However, Golar has agreed to indemnify us against any such increase.
(3) Our consolidated balance sheet as of September 30, 2014 includes $17.4 million classified as “Other long-term liabilities” which represents deferred credits. These liabilities have been excluded from the above table as the timing and/or the amount of any cash payment is uncertain.

Off-Balance Sheet Arrangements

As of September 30, 2014, we do not have any off balance-sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various market risks, including interest rate and foreign currency exchange risks. We enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

Our policy is to hedge our exposure to risks, where possible, within boundaries deemed appropriate by management.

A discussion of our accounting policies for derivative financial instruments is included in Note 2 — Significant Accounting Policies to our audited consolidated and combined carve-out financial statements included in our 2013 Annual Report on Form 20-F.  Further information on our exposure to market risk is included in Note 23 — Financial Instruments to our audited consolidated and combined carve-out financial statements included in our 2013 Annual Report on Form 20-F.

The following analyses provide quantitative information regarding our exposure to foreign currency exchange rate risk and interest rate risk. There are certain shortcomings inherent in the sensitivity analyses presented, primarily due to the assumption that exchange rates change in a parallel fashion and that interest rates change instantaneously.

Interest rate risk.  A significant portion of our long-term debt and capital lease obligations is subject to adverse movements in interest rates. Our interest rate risk management policy permits economic hedge relationships in order to reduce the risk associated with adverse fluctuations in interest rates. We use interest rate swaps and fixed rate debt to manage the exposure to adverse movements in interest rates. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. Credit exposures are monitored on a counterparty basis, with all new transactions subject to senior management approval.

As of September 30, 2014, the notional amount of the designated interest rate swaps hedged against our debt and capital lease obligation, net of restricted cash, was $445.2 million (including the cross currency interest rate swap of $227.2 million). The principal of the long-term loans and capital lease obligations, net of restricted cash, outstanding as of September 30, 2014, was $1,028.4 million. Based on our floating rate debt and net capital lease obligations outstanding of $583.2 million as of September 30, 2014, a 1% increase in the floating interest rate would increase interest expense by $4.6 million per annum. For disclosure of the fair value of the derivatives and debt obligations outstanding as of September 30, 2014, please read Note 10 to the condensed consolidated interim financial statements for the period ended September 30, 2014.

Foreign currency risk.  A substantial amount of our transactions, assets and liabilities are denominated in currencies other than U.S. Dollars, such as GBPs, in relation to our leases and the administrative expenses we will be charged by Golar Management in the U.K.; operating expenses incurred in a variety of foreign currencies and Brazilian Reais in respect of our Brazilian subsidiary which receives income and pays expenses in Brazilian Reais. Based on our GBP expenses for the nine months ended September 30, 2014, a 10% depreciation of the U.S. Dollar against GBP would have increased our expenses by approximately $0.5 million for the nine months ended September 30, 2014. Based on our Brazilian Reais revenues and expenses for the nine months ended September 30, 2014, a 10% depreciation of the U.S. Dollar against the Brazilian Reais would have increased our net revenue and expenses for the nine months ended September 30, 2014 by approximately $0.7 million.

We are exposed to some extent in respect of the lease transaction entered into with respect to the Methane Princess, which is denominated in GBP, although it is hedged by the GBP cash deposit that secures the obligations under the lease. We use cash from the deposits to make payments in respect of the lease transaction entered into with respect to the Methane Princess. Gains or losses that we incur are unrealized unless we choose or are required to withdraw monies from or pay additional monies into the deposit securing this obligation. Among other things, movements in interest rates give rise to a requirement for us to adjust the amount of the GBP cash deposit. Based on this lease obligation and the related cash deposit as of September 30, 2014, a 10% appreciation in the U.S. Dollar against GBP would give rise to a net foreign exchange movement of approximately $0.8 million.

The base currency of the majority of our seafaring officers’ remuneration was the Euro, Brazilian Reais or Indonesian Rupiah. Based on the crew costs for the nine months ended September 30, 2014, a 10% depreciation of the U.S. Dollar against the Euro, the Brazilian Reais and the Indonesian Rupiah would have increased our crew cost by approximately $1.4 million for the nine months ended September 30, 2014.

NON-GAAP measure

Time Charter Equivalent

The average time charter equivalent, or TCE, rate of our fleet is a measure of the average daily revenue performance of a vessel.  For time charters, this is calculated by dividing total operating revenues, less any voyage expenses, by the number of calendar days minus days for scheduled off-hire.  Under a time charter, the charterer pays substantially all of the vessel voyage related expenses.  However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking.  TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in an entity’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.  We include average daily TCE, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.  Our calculation of TCE may not be comparable to that reported by other entities. The following table reconciles our total operating revenues to average daily TCE.

(in thousands of $, except number of days and	Three months ended September 30,		Nine months ended September 30,
average daily TCE)	2014	2013	2014	2013
Total operating revenues	104,505	87,633	293,782	240,859
Voyage and commission expenses	(2,475)	(736)	(5,198)	(3,948)
	102,030	86,897	288,584	236,911
Calendar days less scheduled off-hire days	828	736	2,371	2,022
Average daily TCE (to the closest $100)	$123,200	$118,100	$121,700	$117,200

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the period ended September 30, 2014 contains certain forward-looking statements concerning future events and our operations, performance and financial condition.  Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

·                  market trends in the FSRU, LNG carrier and floating liquefied natural gas vessel (or FLNGV) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGVs;

·                  our and Golar’s ability to retrofit vessels as FSRUs or FLNGVs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

·                  our ability to increase distributions and the amount of any such increase;

·                  our ability to integrate and realize the expected benefits from acquisitions, including the acquisition of the Golar Igloo;

·                  our anticipated growth strategies;

·                  the effect of the worldwide economic slowdown;

·                  turmoil in the global financial markets;

·                  fluctuations in currencies and interest rates;

·                  general market conditions, including fluctuations in charter hire rates and vessel values;

·                  changes in our operating expenses, including drydocking and insurance costs and bunker prices;

·                  forecasts of our ability to make cash distributions on the units or any increases in our cash distributions;

·                  our future financial condition or results of operations and our future revenues and expenses;

·                  the repayment of debt and settling of interest rate swaps;

·                  our ability to make additional borrowings and to access debt and equity markets;

·                  planned capital expenditures and availability of capital resources to fund capital expenditures;

·                  the exercise of purchase options by our charterers;

·                  our ability to maintain long-term relationships with major LNG traders;

·                  our ability to leverage Golar’s relationships and reputation in the shipping industry;

·                  our ability to purchase vessels from Golar in the future;

·                  our continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;

·                  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

·                  timely purchases and deliveries of newbuilding vessels;

·                  future purchase prices of newbuildings and secondhand vessels;

·                  our ability to compete successfully for future chartering and newbuilding opportunities;

·                  acceptance of a vessel by its charterer;

·                  termination dates and extensions of charters;

·                  the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

·                  availability of skilled labor, vessel crews and management;

·                  our general and administrative expenses and our fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

·                  the anticipated taxation of our partnership and distributions to our unitholders;

·                  estimated future maintenance and replacement capital expenditures;

·                  our ability to retain key employees;

·                  customers’ increasing emphasis on environmental and safety concerns;

·                  potential liability from any pending or future litigation;

·                  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

·                  future sales of our securities in the public market;

·                  our business strategy and other plans and objectives for future operations; and

·                  other factors detailed from time to time in other periodic reports we file with the SEC.

All forward-looking statements included in this Report on Form 6-K are made only as of the date of this Report on Form 6-K.  New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Exhibits

The following exhibits are filed as part of this report on Form 6-K:

4.1
Facility Agreement between Golar Hull M021 Corp, Golar Hull M026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for $1.125 billion facility, dated July 24, 2013.

4.2
Supplemental Agreement between Golar Hull M021 Corp, Golar Hull M026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for $1.125 billion facility, dated July 25, 2013.

4.3
Second Supplemental Agreement between Golar Hull M021 Corp, Golar Hull M026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for $1.125 billion facility, dated August 28, 2014.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NOS. 333-181094 AND 333-191909) OF THE REGISTRANT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG PARTNERS LP

Date: December 8, 2014	By:	/s/ Graham Robjohns
	Name:	Graham Robjohns
	Title:	Principal Executive Officer